

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2011

Via E-mail
Bradley Rosen
President
Oraco Resources, Inc.
605 West Knox Road, Suite 102
Tempe, AZ 85284

> **Re: Oraco Resources, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed October 17, 2011**
> **File No. 333-167607**
> **Amendment No 1 to Quarterly Report on Form 10-Q for the Period Ended**
> **June 30, 2011**
> **Filed March 7, 2011**
> **File No. 333-167607**

Dear Mr. Rosen:

We have reviewed your filings and have the following comments.

Amendment No. 1 to Current Report on Form 8-K

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

1.   We note your new disclosures that "ORI is controlled by Gregg Johnson," "Jyork is controlled by Charles Huggins" and neither Mr. Johnson nor Mr. Huggins is affiliated with you or your affiliates. Please tell us what you mean by these disclosures. In this regard, we note that ORI and Jvork are now wholly-owned subsidiaries of your company and that neither Mr. Johnson nor Mr. Huggins is included in your beneficial ownership disclosures. If Messrs. Johnson and Huggins hold management roles with ORI and Jvork, please revise your disclosure accordingly to describe their roles.

Industry and Market Data, page 4

2.   We note your response to comment 10 in our letter dated June 24, 2011. As previously requested, please identify in your filing the sources for the industry, market and scientific information you provide. In this regard we note that in your response you identify the World Gold Council as the source of this information but in the filing the only clear reference to the World Gold Council is on page 14, and that reference is to provide attribution for a chart. Elsewhere in the filing, page 12 for example, you refer to GFMS and LBMA as sources for information. Please identify these sources, including, but not

limited to, defining the acronyms. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public.

Business Development, page 4

3. We note your response to comment 11 in our letter dated June 24, 2011, as well as your revised disclosure. As previously requested, please revise your disclosure to provide a materially complete description of the mining contract rights that you acquired through your acquisition of Jyork. For example, your revised disclosure does not adequately describe the nature of the rights you acquired or explain what you mean by 70%-30% ownership.

Business of Oraco Resources page 6

4. We note your new disclosure that "[m]anagement believes that with at least $5 million USD, the Company will be able to attain an initial production target of at least 0.5 – 1.0 GPT (Grams per ton) of gold that will yield in excess of more than 5,000 to 10,000 ounces of gold per year." Please tell us why you believe you can make these predicative "will" statements, which appear to be promising particular outcomes, or revise your disclosure accordingly to recognize and explain the degree of uncertainty associated with management's hopes and expectations.

5. We note your response to comment 13 in our letter dated June 24, 2011, stating that you have removed the disclosure pertaining to specific production quantities and grades from your filing. However we note on page 6 of your amended filing that you disclose specific production quantities and grades. Therefore we reissue the comment.

6. We note your response to comment 14 in our letter dated June 24, 2011, and we are in receipt of the supplemental materials. In your response to comment 20 in our letter dated June 24, 2011, you state that in order to secure the right to mine you must enter a surface lease with the landowner and that the mineral rights must be obtained from the government. The supplemental material that we have received appears to contain the surface lease agreements with the various landowners. Please forward to our engineer, as supplemental information and not as part of your filing, a translated copy of the document issued by the government that supports your right to mine. If possible please provide this information on a CD, formatted as Adobe PDF files.

7. We note your response to comment 16 in our letter dated June 24, 2011. Please disclose certain identifying information such as property names, claim numbers, grant numbers, mining concession name or number, and dates of recording. Additionally, please disclose the area of your claims, either in hectares or in acres.

8. We note your response to comment 17 in our letter dated June 24, 2011. Please disclose a description of any work that has been completed on your property, the present condition

of your property, any infrastructure that is located on your property, and the source of power and water for your project.

Environmental Regulation, page 16

9.   We note your response to comment 23 in our letter dated June 24, 2011, as well as your revised disclosure. As previously requested, please revise your disclosure to address the specific regulations applicable to your business. Your current disclosure continues to be generic and not tailored to your business. For example, you do not identify the jurisdictions or agencies that regulate your activities nor do you identify from whom you must obtain licenses and permits and whether you have obtained such licenses and permits. Similarly, you indicate that mining license holders must take certain actions, such as acquiring environmental impact assessment licenses, but you do not indicate whether you have undertaken these actions. Please refer to Item 101(h)(4)(xi) of Regulation S-K, as applicable.

Exploration for all Projects page 25

10.   We do not understand the statement that the Competent Persons was prepared by Berhe Dolbear LTD. Please advise.

11.   Please tell us if West African Diamonds plc is under your control. If this company is not under your control then please remove the reference to West African Diamonds plc and limit your disclosure to the properties that are under your control.

Personnel, page 28

New Consultant, page 28

12.   We note the apparent significance of Charles Huggins to your business. In view of this significance, please revise your filing to provide information about his background and business experience. Please refer to Item 401(c) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 41

13.   We note your response to comment 31 in our letter dated June 24, 2011. Please tell us who controls Otoro Holdings, LLC. In addition, regarding the 18,001,500 shares that you issued to the former shareholders of ORI and Jyork, please provide us with the names of the shareholders who received these shares and the number of shares each such shareholder received. For any shareholder that is not a natural person, please tell us the name or names of the natural persons who ultimately control the disposition of the shares.

Item 9.01 Financial Statements and Exhibits, page 51

14.   We note your response to comment 37 in our letter dated June 24, 2011. Please note that the fact that the agreements covering Gbense Tailings Number 5, Zimmi Mining and

Nimimni Hills contain non-disclosure obligations does not constitute a basis for failing to file the agreements as exhibits if the agreements are required to be filed pursuant to Item 601 of Regulation S-K. Based on your revised disclosure, it appears that these agreements could be material contracts. Material contracts should be filed pursuant to Item 601(b)(10) of Regulation S-K. As previously requested, please tell us why you have chosen not to file these agreements or, if you have now concluded that these agreements should be filed, please file the agreements with your next Exchange Act filing. Please note that if you wish to request confidential treatment for certain portions of the agreements, please refer to Rule 24b-2 under the Exchange Act and Staff Legal Bulletin No. 1 (with Addendum), dated February 28, 1997 (Addendum dated July 11, 2001), which is available on our website.

Amendment No. 1 to Quarterly Report on Form 10-Q for the Period Ended June 30, 2011

Evaluation of Disclosure Controls and Procedures, page 20, Signatures, page 33 and Exhibits 31.2 and 32.2

15.   We note that you identify Bradley Rosen as both your chief executive officer and your principal financial officer in your disclosure controls and procedures disclosure on page 20 and on the signature page to the report. We further note that in the certifications filed as Exhibits 31.2 and 32.2 you identify Chris Butchko as your principal financial officer. Please explain to us the basis for this apparent inconsistency. In addition, please file an amendment to your filing to correct this inconsistency. The amendment should consist of the entire filing and not just a revised signature page or certifications.

16.   In view of the inconsistency in your filing as to who constituted your principal financial officer, as described in the comment above, please tell us how you were able to conclude that your disclosure controls and procedures were effective as of June 30, 2011.

You may contact Dale Welcome, staff accountant, at 202-551-3865 or Anne McConnell, staff accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, mining engineer, at (202) 551-3610 if you have any questions regarding comments on mining and related matters. Please contact Dietrich King, staff attorney, at 202-551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Pamela A. Long
Assistant Director

cc: Jennifer Trowbridge, Esq.